UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BARNES & NOBLE EDUCATION, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

06777U101

(CUSIP Number)

James V. Barnes

Terry J. Barnes

14 Sologne Circle

Little Rock, Arkansas 72223

(501) 940-0659

H. Watt Gregory, III

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 18, 2019

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	06777U101

1	NAME OF REPORTING PERSONS James V. Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
	SOURCE OF FUNDS
4	PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America
NUMBER OF	7	SOLE VOTING POWER 0

SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,415,190(1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		2,415,190(1)
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11	2,415,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.07%(2)
14	TYPE OF REPORTING PERSON
	IN

(1) Includes (i) 2,261,600 shares that are held jointly with Terry J. Barnes, Mr. Barnes’s spouse, as to which Mr. and Mrs. Barnes have shared voting and dispositive power, (ii) 143,590 shares held in trust as to which Mr. Barnes serves as co-trustee with shared voting and dispositive power over such shares, and (iii) 10,000 shares held in trust for the benefit of Mr. and Mrs. Barnes’s son, as to which Mr. Barnes serves as co-trustee with shared voting and dispositive power over such shares.

(2) Calculated based on 47,607,394 issued and outstanding shares of Barnes & Noble Education, Inc.’s (the “Issuer’s”) common stock, par value $0.01 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 27, 2019.

CUSIP No.	06777U101
1	NAME OF REPORTING PERSONS Terry J. Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
	PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America
NUMBER OF	7	SOLE VOTING POWER 0

SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,415,190(1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		0
WITH:	10	SHARED DISPOSITIVE POWER
		2,415,190(1)
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11	2,415,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13	5.07%(2)
14	TYPE OF REPORTING PERSON
	IN

(1) Includes (i) 2,261,600 shares that are held jointly with Mr. Barnes, as to which Mr. and Mrs. Barnes have shared voting and dispositive power, (ii) 143,590 shares held in trust as to which Mrs. Barnes serves as co-trustee with shared voting and dispositive power over such shares, and (iii) 10,000 shares held in trust for the benefit of Mr. and Mrs. Barnes’s son, as to which Mrs. Barnes serves as co-trustee with shared voting and dispositive power over such shares.

(2) Calculated based on 47,607,394 issued and outstanding shares of the Issuer’s common stock, par value $0.01 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 27, 2019.

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Barnes & Noble Education, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 120 Mountain View Blvd., Basking Ridge, New Jersey 07920.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed by James V. Barnes and Terry J. Barnes. Each of the foregoing is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal address of the Reporting Persons is 14 Sologne Circle, Little Rock, Arkansas 72223.

(c) Each of the Reporting Persons serves as a principal and senior executive officer of BBA Holding Corp. and its subsidiaries. BBA Holding Corp. is a multi-faceted company focused on campus auxiliary solutions tailored to meet the individual needs of higher education institutions. The address of BBA Holding Corp. is 11300 Cantrell Rd., Suite 105, Little Rock, Arkansas 72212.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All of the shares of Common Stock owned by the Reporting Persons were acquired using their personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired all of the shares of Common Stock reported in this Statement over time through open market purchases or pursuant to the exercise of put options by the counterparties thereto.

The Reporting Persons are short 1,931 put option contracts expiring in 2020 with exercise prices ranging between $2.50 and $5.00 per share, and will be required to purchase additional shares of Common Stock pursuant to such options if exercised by the counterparties thereto.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors of the Issuer (the “Board”), other stockholders of the Issuer and other relevant parties with respect to the Reporting Persons’ investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer.

Except as set forth above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by its Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock and/or otherwise changing their intentions with respect to any and all matters referred to in this Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Statement, the Reporting Persons beneficially owned 2,415,190 shares of Common Stock, which represents 5.07% of the outstanding Common Stock.

(b) The Reporting Persons have shared voting and dispositive power over all shares of Common Stock beneficially owned by the Reporting Persons. Neither of the Reporting Persons have sole voting or dispositive power with respect to any of the shares of Common Stock beneficially owned by the Reporting Persons.

(c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last sixty days are as follows:

Transaction Date	Shares Acquired	Price Per Share ($)	Manner Effected
10/18/19	54,300	$3.95	*
10/3/19	5,800	$2.85	Open market purchase
10/3/19	1,500	$3.21	Open market purchase
10/3/19	1,800	$2.95	Open market purchase
10/1/19	5,299	$3.01	Open market purchase
9/27/19	7,439	$3.07	Open market purchase
9/26/19	100	3.09	Open market purchase
9/23/19	4,461	$3.09	Open market purchase
9/20/19	14,701	$3.01	Open market purchase
9/20/19	8,000	$3.11	Open market purchase
9/19/19	5,800	$4.31	Open market purchase
9/19/19	20,000	$3.19	Open market purchase
9/18/19	20,000	$3.03	Open market purchase
9/18/19	4,400	$4.76	Open market purchase
9/18/19	30,000	$3.18	Open market purchase
9/17/19	8,000	$3.17	Open market purchase
9/17/19	10,000	$3.28	Open market purchase
8/23/19	4,200	$3.24	Open market purchase

* Shares of Common Stock were acquired by the Reporting Persons upon exercise of put options by the counterparties thereto.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are short 1,931 put option contracts expiring in 2020 with exercise prices ranging between $2.50 and $5.00 per share, each of which provides that the Reporting Persons will be required to purchase additional shares of Common Stock if the counterparty thereto exercises such put options.

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A – Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2019

/s/ James V. Barnes
James V. Barnes

/s/ Terry J. Barnes
Terry J. Barnes

EXHIBIT A

AGREEMENT AS TO JOINT FILING

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D, and any amendments thereto, with respect to the Common Stock, par value $0.01 per share of Barnes & Noble Education, Inc., and that this agreement be included as an exhibit to such filing and any amendment thereof.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of October 28, 2019.

/s/ James V. Barnes
James V. Barnes

/s/ Terry J. Barnes
Terry J. Barnes